SilverSun Technologies Holdings, Inc.

120 Eagle Rock Avenue

East Hanover , NJ 07936

February 21, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	SilverSun Technologies Holdings, Inc. (the “Company”)
Registration Statement on Form 10-12G
File No. 000-56504
Notice of Withdrawal

Ladies and Gentlemen:

We hereby withdraw the above captioned Registration Statement in order to prevent its becoming effective automatically while containing stale financial statements. The Registration Statement was filed with the Securities and Exchange Commission (the “Commission”) on December 23, 2022. As discussed with the Commission, the Company intends to file a new Form 10 registration statement containing updated financial statements within the next two weeks.

Very truly yours,

SilverSun Technologies Holdings, Inc.

By; /s/ Mark Meller

Mark Meller, Chief Executive Officer